July 18, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long, Assistant Director

RE:
Wrap Technologies, Inc.

Amendment No. 2 Registration Statement on Form S-1

Filed June 22, 2017

File No. 333-217340

Dear Ms. Long:

This letter is submitted on behalf of Wrap Technologies, Inc. (the “Company”) in response to comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 2 the Company’s Company's Registration Statement on Form S-1 (the “Registration Statement”), filed on June 22, 2017, as set forth in your letter, dated July 12, 2017 (the “Comment Letter”) addressed to James A. Barnes, President and Chief Financial Officer of the Company. Contemporaneously herewith, the Company is filing Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Cover page and Alternate cover page

1.
Please revise to clarify whether you expect to have your shares quoted on one of the OTC Markets, such as OTCQX, OTCQB or OTCPink, as suggested on the primary offering cover page, or on FINRA’s OTCBB, as suggested on the alternative cover page.

Response

The cover page of the prospectus contained in the Amendment now discloses that the Company expects to have its shares quoted on the OTCQB Marketplace.

Capitalization and Financing, page 16

2.
We note your filing is a best-efforts no minimum offering. Therefore, please revise your capitalization table so that it does not reflect the receipt or application of proceeds from this offering.

Response

The capitalization table in the Amendment has been revised to remove the receipt of or application of proceeds from the offering.

Alternate Prospectus

3.
We note your response to comment seven of our letter dated June 14, 2017. However, we also note that the purpose of the acquisition of MegaWest, a company with no assets or operations, was to “establish Wrap as an independent publicly traded corporation with a diverse shareholder base.” We also note disclosure that you expect to have 750 shareholders upon completion of the distribution, as compared to 14 holders of record as of June 20, 2017. We believe that given the stated purpose for the MegaWest acquisition and the relative numbers of shareholders of each company, this involves a primary distribution of Wrap’s shares to the public, with the publicly held company, Petro River, and its shareholders acting as conduits in that distribution to the public. Accordingly, the registration statement should register the distribution to the public as a primary offering. It is not appropriate to register only the transaction to Petro River’s existing shareholders. Please revise to include the information described in Item 507 of Regulation S-K and also identify Petro River’s shareholders as underwriters. If you believe that the Item 507 of Regulation S-K information should not be provided on an individual basis and the identification of all of the shareholders receiving shares in the distribution is not material, please explain why. In this regard, you may wish to consider Regulation S-K Compliance and Disclosure Interpretations Question 240.01.

Response

We acknowledge the Staff’s comment regarding the distribution described in the Alternate Prospectus contained in previous filings of the Registration Statement. Given the Staff’s position that the distribution should be registered as a public offering, which, in turn, would require that Petro River’s shareholders be identified as statutory underwriters, the Company and Petro River have elected not to proceed with the registration of shares held by Petro River and the distribution of such shares at this time. Accordingly, the Alternate Prospectus and all other disclosure regarding the distribution have been removed from the Amendment.

Legal Opinion, Exhibit 5.1

4.
We note that the legal opinion states that the shares being registered to be distributed as a dividend “when issued and sold” will be duly authorized, validly issued and fully paid and non-assessable. Because the shares being registered to be distributed as a dividend are already outstanding, the legal opinion should state that such shares distributed as a dividend are currently legally issued, fully paid and non-assessable.

Response

As noted in the response to comment 3 above, the Company and Petro River have elected not to proceed with the registration of shares held by Petro River and the distribution of such shares at this time. The legal opinion has been updated to remove any reference to the distribution, and a copy of the updated legal opinion is attached to the Amendment as Exhibit 5.1.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, Professional Corporation

cc:
James A. Barnes

President and Chief Financial Officer

Wrap Technologies, Inc.